Exhibit 3.1

AMENDMENT NO. 1 OF BY-LAWS OF STAPLES, INC.

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ARTICLE II

Directors

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Section 2. Terms. ~~The directors shall be divided into three classes, designated as Class 1, Class 2 and Class 3, as nearly equal in number as possible as determined by the affirmative vote of a majority of the directors, with the initial term of office of Class 1 to expire at the next annual meeting of stockholders; the initial term of office of Class 2 to expire at the annual meeting of stockholders held during the 1990 calendar year; and the initial term of office of Class 3 to expire at the annual meeting of stockholders held during the 1991 calendar year. At each annual meeting of stockholders following such initial classification, directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election.~~ At each annual meeting of stockholders beginning with the 2007 annual meeting of stockholders, the directors shall be elected for a term of office to expire at the next annual meeting of stockholders, subject to the election and qualification of their successors or the earlier of their death, resignation or removal.

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Section 4. Removal. Any one or more of the directors may be removed from office, with or without cause, by the vote of the holders of a majority of the shares outstanding and entitled to vote in the election of directors~~; provided, however, that, if and for so long as the Board of Directors is classified pursuant to Section 141(d) of the Delaware General Corporation Law, stockholders may effect the removal of one or more directors only for cause~~. At any meeting of the board of directors any director may be removed ~~form~~ from office for cause by vote of a majority of the directors then in office, but only after a reasonable notice and opportunity to be heard.

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ARTICLE VII

Amendments

These by-laws may be amended or repealed at any annual or special meeting of the stockholders by the affirmative vote of a majority of the shares of capital stock then issued, outstanding and entitled to vote provided notice of the ~~Proposed~~ proposed amendment or repeal is given in the notice of the meeting. No change in the date fixed in these by-laws for the annual meeting of the stockholders shall be made within sixty (60) days before such date, and notice of any change in such date shall be given to all stockholders at least twenty (20) days before the new date fixed for such meeting.

If authorized by the certificate of incorporation, these by-laws may also be amended or repealed in whole or in part, or new by-laws made, by the board of directors except with respect to any provision hereof which by law, the certificate of incorporation ~~of~~ or these by-laws requires action by the stockholders.

~~Notwithstanding the foregoing, the affirmative vote of the holders of shares of stock representing at least sixty-seven percent of the outstanding shares of stock of the corporation entitled to vote with respect to the annual election of directors shall be required to amend or repeal, or to adopt any provision inconsistent with, the provisions of Article II relating to the classification of the Board of Directors into three classes.~~